
07002332

SECUR[illegible] [illegible]ION
Washington, D.C. [illegible]


PROCESSING
FEB 27 2007
WASH. D.C.
SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66969

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MILLER CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4909 East McDowell Road
(No. and Street)

Phoenix-	AZ	85008-4293
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mary A. Nance 602-225-0505
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Semple, Marchal & Cooper, LLP
(Name – *if individual, state last, first, middle name*)

2700 North Central Avenue, Ninth Floor, Phoenix, AZ 85004
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Andrew Moorer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MILLER CAPITAL MARKETS, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none



JANICE B. WILLIAMS
Notary Public - Arizona
Maricopa County
My Commission Expires
May 8, 2009

Signature

President and Chief Executive Officer

Title

2/26/07

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MILLER CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 6,407
Certificate of deposit	101,628
Non-marketable equity securities	59,633
Prepaid expenses and other assets	4,145
Total Assets	**$ 171,813**

LIABILITIES AND MEMBERS' EQUITY

Accounts payable	$ 4,631
Members' equity	
Capital	90,000
Retained earnings	77,182
Total Members' Equity	167,182
Total Liabilities and Members' Equity	**$ 171,813**

The Accompanying Notes are an Integral Part
of the Financial Statements

Note 1
Summary of Significant Accounting Policies, Use of Estimates and Nature of Operations

Operations

Miller Capital Markets, LLC (the Company) is a limited liability company formed under the laws of the State of Arizona in 2005. Miller Investments, Inc., an Arizona corporation is the managing member of the Company with a 99% ownership interest. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities pursuant to Section 15(b) under the Securities Exchange Act of 1934. The Company is a licensed broker-dealer in twelve States that include Arizona, California, Florida, Georgia, Kentucky, New Jersey, New Mexico, Nevada, New York, North Carolina, Ohio and Texas and is a member of the National Association of Securities Dealers, Inc. (NASD).

The principal business activity of the Company is to provide investment banking and corporate finance services to domestic companies and to act as a placement agent in the private placement of corporate securities in offerings exempt from registration under the Securities Act of 1933, as amended (the Act). Placements of such securities will only be offered to accredited investors in accordance with the rules and the provision of Regulation D of the Act. The Company neither trades nor holds cash or securities on behalf of customers. The Company is therefore exempt from the requirements of the SEC's Rule 15c3-3 pertaining to the possession of control of customer-owned assets and cash reserve requirements pursuant to Section (k)(2)(ii) of this rule.

Basis of Presentation

These statements have been prepared in accordance with established standards for securities broker-dealers and accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Non-marketable Equity Securities

Non-marketable equity securities consist of 68,450 warrants to purchase shares of common stock of a publicly traded company at an exercise price of $7.10 per share. At December 31, 2006, the non-marketable equity securities are recorded at estimated fair market value determined by utilizing the Black-Scholes option pricing model. Management of the Company believes that it is at least reasonably possible that a change in the estimated fair market value of the non-marketable equity securities will occur in the near term.

Note 1
Summary of Significant Accounting Policies, Use of Estimates and Nature of Operations (Continued)

Cash and Cash Equivalents

Cash and cash equivalents are considered to be all highly liquid investments purchased with an initial maturity of three (3) months or less.

Revenue Recognition

The Company recognizes revenue for investment banking and merger and acquisition transactions at the closing of a transaction. Invoices are issued semi-monthly for miscellaneous expenses with revenue recognized as of the billing date. Interest income for time deposits is recognized as revenue at the end of each month.

Income Taxes

No provision for income taxes has been made as the Company is a limited liability company that has elected to be treated as a partnership thus it is a "flow through" entity which is not generally subject to income taxes. All income or loss "flows through" to the individual member who reports the income or loss on his respective tax returns.

Note 2
Non-Marketable Equity Securities

Non-marketable equity securities consist of 68,450 warrants to purchase shares of common stock of Global Entertainment Corporation at an exercise price of $7.10 per share. The warrant agreement includes a six month vesting period with a five year expiration period from the date of grant, which was April 7, 2006. At December 31, 2006, the Company was fully vested in these warrants.

During the year ended December 31, 2006, the Company recognized revenue of $189,606 related to the receipt of the warrants. The revenue recognized was based on the estimated fair market value of the warrants as determined by the Black-Scholes option pricing model utilizing the following assumptions:

Expected volatility	34.71%
Risk-free interest rate	4.97%
Expected dividends	--
Expected life	5 Years
Value of individual options	$2.77

Note 2
Non-Marketable Equity Securities
(Continued)

At December 31, 2006, the non-marketable equity securities are recorded at estimated fair market value determined by utilizing the Black-Scholes option pricing model. During the year ended December 31, 2006, the Company recognized an investment depreciation of $129,973 related to a reduction in the estimated fair market value of the warrants that rose primarily as a result of a decrease in the stock price of the common stock of the publicly traded company.

Note 3
Related Party Transactions

Miller Capital Markets, LLC (MCM) is an affiliate of The Miller Group comprised of related entities Miller Capital Corporation (MCC), Miller Investments, Inc. and Miller Management Corporation. MCM subleases its office space from MCC and leases its computer system from MCC. MCM paid $47,595 to MCC for rent, lease of its computer system, management fees, administrative services and related operating expenses for the year ended December 31, 2006. At December 31, 2006, $3,684 was due to MCC related to operating expenses.

Note 4
Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the SEC under Rule 15c3-1. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2006, the Company had net capital of $103,277, which was $98,277 in excess of the amount required to be maintained at that date.

Note 5
Significant Concentrations

The Company is dependent on its managing member, Miller Investments, Inc., for new capital in the event the Company's minimum net capital requirement is not supported through operating income.

The Company maintains its cash balances at a major financial institution. Deposits not to exceed $100,000 are insured by the Federal Deposit Insurance Corporation. At December 31, 2006, the Company had uninsured cash of approximately $11,700.

Note 6
Statement of Cash Flows

The Company paid no interest expense or federal or state income tax during the year ended December 31, 2006.

Note 7
Certificate of Deposit

The Company's certificate of deposit had an initial maturity of five months and a maturity date of February 5, 2007. The certificate of deposit had an interest rate of 4.51%.

END